As filed with the Securities and Exchange Commission on January 17, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                     The Mexico Equity and Income Fund, Inc.
                       (Name of Subject Company (issuer))

                     The Mexico Equity and Income Fund, Inc.
                 (Names of Filing Persons (offeror and issuer))

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    592834105
                      (CUSIP Number of Class of Securities)

                            Bryan McKigney, President
                     The Mexico Equity and Income Fund, Inc.
                           One World Financial Center
                               200 Liberty Street
                            New York, New York 10281
                                 (212) 667-5000
       (Name,address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:

                               Laurence E. Cranch
                             Leonard B. Mackey, Jr.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166

                            Calculation of Filing Fee

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Transaction Valuation                                    Amount of Filing Fee
--------------------------------------------------------------------------------
$19,800,476.22(a)...................................         $3,960.10(b)
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(a)   Calculated as the aggregate maximum purchase price to be paid for
      1,989,118 shares in the offer, based upon a price of $9.9544 (92% of the net asset value per share of $10.82 on November 17, 2000).
(b)   Calculated as 1/50th of 1% of the Transaction Valuation.
|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration No.
      Filing Party:
      Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transactions subject to Rule 13-e-3.
|_|   amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|
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

    As filed with the Securities and Exchange Commission on January 17, 2001

                             Introductory Statement

      This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 4, 2000 by The Mexico Equity and Income Fund, Inc. (the "Fund") relating to an offer to purchase for cash (the "Offer") 1,989,118 of the Fund's issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), amends such Issuer Tender Offer Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended, and General Instruction H of Schedule TO:

            The Offer expired at 5:00 p.m., New York City time, on January 5, 2001. Pursuant to the Offer, 1,272,821 Shares were properly tendered and not withdrawn, and all of the tendered Shares were accepted by the Fund on January 10, 2001 for purchase at the price of $8.38 per share, which was 92% of the net asset value per share determined as of the close of the regular trading sessions of the New York Stock Exchange and the Mexican Bolsa on January 5, 2001. Payment for the Shares purchased was made on January 16, 2001. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $ 10,666,239.98.

Item 12.  Exhibits.

      The following materials are hereby filed as additional exhibits to the Fund's Schedule TO:

(a)(7)          Text of press release dated and issued on January 8, 2001.
(a)(8)          Text of press release dated and issued on January 16, 2001.

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                      ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER


      NEW YORK, New York, January 8, 2001 - The Mexico Equity & Income Fund, Inc. (the "Fund") announced today that the Fund's tender offer for 1,989,118 of its issued and outstanding shares of common stock, representing approximately 20% of the Fund's outstanding shares, expired on Friday, January 5, 2001 at 5:00 p.m., New York City time.

      Based upon current information, approximately 1,270,279 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on January 10, 2001 of all shares properly tendered and that payment for such shares will be made on or about January 16, 2001. The purchase price of properly tendered shares is equal to 92% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on January 5, 2001.

      The Fund is a closed-end management investment company that seeks high total return through capital appreciation and current income by investing primarily in equity and convertible debt securities issued by Mexican companies and debt securities of Mexican issuers. The Fund is traded on the New York Stock Exchange under the symbol "MXE". The Fund's U.S. Co-Adviser, Advantage Advisers, Inc., is a subsidiary of CIBC World Markets Corp. Acci Worldwide is the Mexican Adviser to the Fund.

      Periodically, updated information on the Fund can be obtained by calling the Fund's dedicated telephone line. Information provided includes a recorded update revealing the Fund's top issues, net asset value, performance and other information. The Fund's toll-free number is (800) 421-4777.


Contact:    Barbara Pires
            Advantage Advisers, Inc.
            (212) 667-4711

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                     ANNOUNCES FINAL RESULTS OF TENDER OFFER


      New York, New York, January 16, 2001 - The Mexico Equity and Income Fund, Inc. (the "Fund") announced today that, in accordance with its tender offer for up to 1,989,118 of its issued and outstanding shares of common stock, which expired on January 5, 2001, the Fund has accepted 1,272,821 shares for payment on January 10, 2001 at a price of $8.38 per share, which was 92% of the net asset value per share determined as of the close of the regular trading sessions of the New York Stock Exchange and the Mexican Bolsa on January 5, 2001. The 1,272,821 shares represent 12.8% of the Fund's outstanding shares. A total of 1,272,821 shares were properly tendered and not withdrawn by January 5, 2001, the final date for withdrawals.

      The Fund is a closed-end management investment company that seeks high total return through capital appreciation and current income by investing primarily in equity and convertible debt securities issued by Mexican companies and debt securities of Mexican issuers. The Fund is traded on the New York Stock Exchange under the symbol "MXE". The Fund's U.S. Co-Adviser, Advantage Advisers, Inc., is a subsidiary of CIBC World Markets Corp. Acci Worldwide is the Mexican Adviser to the Fund.

      Periodically, updated information on the Fund can be obtained by calling the Fund's dedicated telephone line. Information provided includes a recorded update revealing the Fund's top issues, net asset value, performance and other information. The Fund's toll-free number is (800) 421-4777.


Contact:    Barbara Pires
            Advantage Advisers, Inc.
            (212) 667-4711

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      THE MEXICO EQUITY AND INCOME FUND, INC.


                                      /s/  Bryan McKigney
                                      ----------------------------------------
                                      Name:  Bryan McKigney
                                      Title: President

                                      Dated:  January 17, 2001